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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58 OF
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
For the Quarterly Period Ended June 30, 2004

E.ON AG E.ON US Holding GmbH E.ON US Investments Corp. LG&E Energy LLC (Name of Registered Holding Company)
E.ON AG E.ON-Platz 1 40479 Dusseldorf Germany (Address of Principal Executive Offices)

Inquiries concerning this Form U-9C-3 may be directed to:

Dr. Rainer Liesen
General Legal Affairs
E.ON AG
E.ON-Platz 1
40479 Dusseldorf
Germany

E.ON AG

FORM U-9C-3
For the Quarter Ended June 30, 2004

i

        This report covers the quarter ended June 30, 2004.

Item 1.—ORGANIZATION CHART

Name of Reporting Company		Energy or Gas-related Company	Date of Organization	State/Country of Organization	Percentage of Voting Securities Held	Nature of Business
E.ON AG		(a)	6/16/00	Germany	n/a	Holding Company
	E.ON US Holding GmbH	(a)		Germany	100%	Intermediate Holding Company; subsidiary of E.ON AG
	E.ON US Investments Corp.	(a)	12/2/00	Delaware	100%	Intermediate Holding Company; subsidiary of E.ON US Holding GmbH
1.	LG&E Energy LLC+	(a)	12/ /03	Kentucky	100%	Intermediate Holding Company; subsidiary of E.ON US Investments Corp.
1.1	LG&E Energy Marketing Inc.	Energy	4/18/84	Oklahoma	100%	Power Marketing
1.1.1	Woodlands Technology, LLC	Energy		Texas	15%	Development of software for energy-marketing activities
1.2	LG&E Capital Corp.	(a)	4/26/91	Kentucky	100%	Non-Utility Holding Company
1.2.1	LG&E Credit Corp.	Energy	7/11/97	Kentucky	100%	Consumer Lending Services
1.2.2	LG&E Home Services Inc.	Energy	1/22/96	Kentucky	100%	Appliance Repair and Warranty
1.2.3	Airborne Pollution Control Inc.	Energy	12/10/98	Alberta, Canada	4.9%	Pollution and Waste Control Technology
1.2.4	FSF Minerals Inc.	Energy	12/28/98	Kentucky	100%	Owner of Coal Reserves
1.2.5	LG&E Power Monroe LLC	*		Delaware	100%	Inactive
1.2.6	LG&E International Inc.	Energy	11/8/93	Delaware	100%	Management and Holding Company
1.2.6.1	LG&E Power Services LLC	Energy	6/29/01	Delaware	100%	Power facilities management and operations
1.2.7	WKE Corp.	(a)	5/1/98	Kentucky	100%	Investment Holding Company
1.2.7.1	LCC LLC	Energy	3/2/99	Kentucky	100%	Owns Options on Mineral Rights
1.2.7.2	FCD LLC	Energy	2/17/00	Kentucky	100%	Owns Options and Actual Riparian Rights
1.2.8	LG&E Power Inc.	(a)	5/7/80	Delaware	100%	Holding Company for Non-Utility Investments
1.2.8.1	LG&E Power Operations Inc.	Energy	6/8/82	California	100%	Power Project Ownership, Management & Development
1.2.8.1.1	LG&E Power 5 Incorporated	*	3/31/83	California	100%	Inactive
1.2.8.1.2	Babcock-Ultrapower West Enfield	*	unknown	California	17% gp	Inactive
1.2.8.1.3	Babcock-Ultrapower Jonesboro	*	unknown	California	17% gp	Inactive
1.2.8.1.4	LG&E Power 14-Buena Vista	*	unknown	California	45% gp	Inactive
1.2.8.1.5	LG&E Power 16 Incorporated	(a)	8/3/99	California	100%	Indirect Owner of Generation Facilities
1.2.8.1.6	LG&E Power Roanoke Incorporated	(a)	8/3/89	California	100%	Indirect Owner of Generation Facilities

1.2.8.1.6.1	LG&E Roanoke Valley LP	(a)	3/14/90	California	1%gp1 99%lp2	Indirect Owner of Generation Facilities
1.2.8.1.7	Erie Power Partners L.P.	*	11/16/93	California	1% gp 49% lp	Inactive
1.2.8.1.8	LG&E Power 31 Incorporated	(a)	2/7/95	California	100%	Indirect Owner of Generation Facilities
1.2.8.1.9	LQ GP, LLC	(a)	3/17/01	Delaware	50%	Indirect Owner of Generation Facilities
1.2.8.1.10	LG&E Power 31 Wind Incorporated	(a)	12/19/94	California	100%	Indirect Owner of Generation Facilities
1.2.8.1.10.1	LG&E Power 31 L.P.	(a)	2/95	California	1%gp3 99%lp4	Indirect Owner of Generation Facilities
1.2.8.1.11	LQC LP LLC	(a)	3/17/00	Delaware	33 1/3%	Indirect Owner of Generation Facilities
1.2.8.1.12	Westmoreland-LG&E Partners	Energy		Virginia		Owner of interest in QF
1.2.8.1.13	Windpower Partners 1994, LP	Energy		California		Owns wind generation facilities
1.2.8.1.14	LG&E/Kelso Partners, L.P.	*		California		Inactive
1.2.8.2	American Power Incorporated	*	4/9/87	California	100%	Former Investor in EWG
1.2.8.3	LG&E Power Development Inc.	Energy	12/12/84	California	100%	Development of QFs and EWGs
1.2.8.4	LG&E Crown Inc.	*	4/14/2000	Delaware	100%	Prior Owner of Investment in Gas Gathering, Processing and Storage Facilities; Inactive
1.2.8.5	LG&E Minor Facilities Inc.	*	4/14/2000	Delaware	100%	Prior Owner of Investment in Gas Gathering, Processing and Storage Facilities; Inactive
1.2.8.6	Power Tex Parent Inc.	*	4/14/2000	Delaware	100%	Prior Owner of Investment in Gas Gathering, Processing and Storage Facilities; Inactive
1.2.8.7	Llano Gathering Inc.	*	4/20/2000	New Mexico	100%	Prior Owner of Investment in Gas Gathering, Processing and Storage Facilities; Inactive
1.2.8.8	Llano Storage Inc.	*	4/20/2000	New Mexico	100%	Prior Owner of Investment in Gas Gathering, Processing and Storage Facilities; Inactive
1.2.8.9	LG&E Power Gregory I Inc.	(a)	3/30/78	New Mexico	100%	Indirect Owner of Power Project
1.2.8.9.1	Gregory Power Partners LP	Energy	6/1/98	Texas	1% gp5 49% lp6	Owner and Developer of Power Project
1.2.8.10	LG&E Power Gregory II Inc.	(a)	5/18/98	Delaware	100%	Indirect Owner of Power Project
1.2.8.10.1	Gregory Partners LLC	Energy	6/2/98	Texas	1%[7] 49%[8]	Owner and Developer of Power Project
1.2.8.11	LG&E Power Gregory III Inc.	(a)	5/18/98	Delaware	100%	Indirect Owner of Power Project
1.2.8.12	LG&E Power Gregory IV Inc.	(a)	5/18/98	Delaware	100%	Indirect Owner of Power Project
1.2.9	KUCC Grimes Corporation	Energy	7/6/98	Delaware	100%	Former investor in QF development

1.2.10	KU Solutions Corporation	Energy	11/21/95	Kentucky	100%	Energy Marketing and Services

+
LG&E Energy Corp. was merged into LG&E Energy LLC on December 30, 2003. Numerical designations show degree of remoteness from LG&E Energy LLC.
(a)
Directly or indirectly holds securities in energy-related companies
*
Inactive
gp
general partnership interest
lp
limited partnership interest
1
directly held by LG&E Power 16 Incorporated
2
directly held by LG&E Power Roanoke Incorporated
3
directly held by LG&E Power 31 Incorporated
4
directly held by LG&E Power 31 Wind Incorporated
5
directly held by LG&E Power Gregory IV Inc.
6
directly held by LG&E Power Gregory I Inc.
7
directly held by LG&E Power Gregory III Inc.
8
directly held by LG&E Power Gregory II Inc.

During the quarter ended June 30, 2004:

  Excalibur Development LLC merged into WKE Corp. on 5/28/04.
  LG&E Power 21 Incorporated merged into LG&E Power 5 Incorporated on 5/14/04.
  LG&E Power 21 Wind Incorporated merged into LG&E Power 5 Incorporated on 5/14/04.
  LG&E Power 21 L.P. merged into LG&E Power 5 Incorporated on 6/22/04.
  HD Energy Corporation merged into LG&E Power Inc. on 5/13/04.
  LG&E Energy Privatization Services Inc. merged into LG&E Capital Corp. on 5/28/04.

Narrative Description of Activities of Each
Reporting Company during Period

        LG&E Energy Marketing Inc. conducts asset-based energy marketing and trading activities, including brokering and marketing of electric power and natural gas.

        LG&E Capital Corp., directly and through it subsidiaries and affiliates, including WKE Corp., LG&E Power Inc., LG&E Power Operations Inc. and other subsidiaries, is a holding company for non-utility domestic energy and energy related operations, investments, activities and services.

        LG&E Credit Corp. and LG&E Home Services Inc. formerly provided energy-related financing, appliance repair, consumer lighting and other services to customers.

        WKE Corp. and its subsidiaries lease and operate power generation facilities in western Kentucky and associated facilities, including coal or fuel related assets.

        LG&E Power Inc. conducts non-utility domestic energy operations and activities through its subsidiaries and affiliates. These interests or operations relate to domestic power generation facilities in North Carolina (the Power Roanoke entities) and Texas (the Power 31 and Power Gregory entities), all of which are, or are planning to apply to be, EWG's, QF's or both.

        LG&E International Inc. owns interests in FUCOs in Argentina and Spain. A subsidiary, LG&E Power Services LLC, provides operation and maintenance services pursuant to contracts with affiliated and unaffiliated domestic power generation facilities in North Carolina, Texas and Virginia.

Item 2.—ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Company Issuing Security	Type of Security Issued	Principal Amount of Security	Issue or Renewal	Cost of Capital	Person to Whom Security was Issued	Collateral Given with Security	Consideration Received for Each Security
LG&E Capital	Money pool loan	$5,331,408*	—	—	Money Pool	N/A	—
LG&E Energy Marketing	Money pool loan	$10,919,267*	—	—	Money Pool	N/A	—

*
Reflects net change in intercompany loans during the reporting period.

        With respect to transactions with an associate company:

Company Contributing Capital	Company Receiving Capital	Amount of Capital Contribution
NONE

Item 3.—ASSOCIATED TRANSACTIONS

Part I.—Transactions Performed by Reporting Companies on behalf of Associate Companies.

Reporting Company Rendering Services	Associate Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
FCD LLC	LCC	Miscellaneous services	$28,567			$28,567
FCD LLC	WKEC	Miscellaneous services	$2,803			$2,803
FCD LLC	LEL	Miscellaneous services	$4,870			$4,870
LCC LLC	LCC	Miscellaneous services	$1,691			$1,691
LCC LLC	LEL	Miscellaneous services	$545			$545
FSF Minerals	LEL	Miscellaneous services	$13,004			$13,004
FSF Minerals	LG&E Utility	Labor related	$175			$175
Home Services	Services Company	Miscellaneous services	$12,762			$12,762
Home Services	LG&E Utility	Miscellaneous services	$21,364			$21,364
Home Services	LCC	Miscellaneous services	$14,765			$14,765
Home Services	Kentucky Utilities	Miscellaneous services	$399			$399
Home Services	LEL	Miscellaneous services	$3,946			$3,946
LEM	LCC	Miscellaneous services	$287,736			$287,736
LEM	LEL	Miscellaneous services	$385			$385
LG&E Power Inc.	LG&E Power Services	Miscellaneous services	$519,947			$519,947
LG&E Power Inc.	LG&E Power Services	Convenience payments	$4,625			$4,625
LG&E Power Inc.	LG&E Power Operations Inc.	Labor related	$10,215			$10,215
		Miscellaneous services	$503,525			$503,525
		Convenience payments	$30,224			$30,224
LG&E Power Inc.	LG&E Power Roanoke Inc.	Convenience payments	$265,000			$265,000
LG&E Power Inc.	LG&E Power 31 Wind Inc.	Miscellaneous services	$28			$28
LG&E Power Inc.	LG&E Energy Marketing	Miscellaneous services	$26,510			$26,510
LG&E Power Inc.	LG&E Power Gregory IV	Convenience payments	$800			$800
LG&E Power Inc.	Llano Gathering	Convenience payments	$12,987			$12,987
LG&E Power Services LLC	LG&E Power Inc.	Miscellaneous services	$67			$67
		Labor related	$8,937			$8,937
LG&E Power Services LLC	LG&E Power Operations	Convenience payments	$4,030			$4,030
		Miscellaneous services	$1,081			$1,081
		Labor related	$12,369			$12,369
LG&E Power Operations	LG&E Power 16, Inc.	Convenience payments	$10,200			$10,200
		Miscellaneous services	$73,290			$73,290
LG&E Power Operations	LG&E Power Roanoke Inc.	Miscellaneous services	$7,997,215			$7,997,215
LG&E Power Operations	LG&E Power 21 Inc.	Miscellaneous services	$1,360,671			$1,360,671
LG&E Power Operations	LG&E Power 21 Wind Inc.	Miscellaneous services	$345,394			$345,394
LG&E Power Operations	LG&E Power 31 Inc.	Miscellaneous services	$28,816			$28,816
LG&E Power Operations	LG&E Power 31 Wind Inc.	Miscellaneous services	$1,072,281			$1,072,281
LG&E Power Operations	LG&E Power Gregory I	Miscellaneous services	$898,261			$898,261
LG&E Power Operations	LG&E Power Gregory II	Miscellaneous services	$1,104,769			$1,104,769
LG&E Power Operations	LG&E Power Gregory III	Miscellaneous services	$22,745			$22,745
LG&E Power Operations	LG&E Power Gregory IV	Miscellaneous services	$3,372			$3,372
LG&E Power Operations	Llano Gathering	Miscellaneous services	$1,405			$1,405
LG&E Power Operations	LG&E Power Development	Miscellaneous services	$5			$5
		Convenience payments	$5,302			$5,302
LG&E Power Operations	LG&E Power Argentina I	Miscellaneous services	$429			$429
LG&E Power Operations	LG&E Power Spain Inc	Miscellaneous services	$4,295,701			$4,295,701
KUCC Paris	LEL	Miscellaneous services	$25,645			$25,645
KU Solutions	LEL	Miscellaneous services	$3,591			$3,591
KU Solutions	LCC	Miscellaneous services	$775			$775

Part II—Transactions Performed by Associate Companies on behalf of Reporting Companies.

Associate Company Rendering Services	Reporting Company Receiving Services	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
LG&E Utility	Home Services	Miscellaneous services	$29			$29
LG&E Utility	FSF Minerals	Convenience payments	$175			$175
Kentucky Utilities	KU Solutions	Labor related	$54,513			$54,513
		Convenience payments	$82,521			$82,521
Services Company	LG&E Power Inc.	Miscellaneous services	$1,323,703	$67,351		$1,391,054
Services Company	LEM	Miscellaneous services	$1,824,491	$352,390		$2,176,881
LEL	KUCC Ferndale	Miscellaneous services	$13,330			$13,330
LEL	KU Solutions	Miscellaneous services	$3,119			$3,119
LEL	KUCC Grimes	Miscellaneous services	$64,099			$64,099
LEL	FCD LLC	Miscellaneous services	$8,632			$8,632
LEL	Home Services	Miscellaneous services	$3,237			$3,237
LCC	FSF Minerals Inc.	Miscellaneous services	$42,588			$42,588
LCC	KU Solutions	Miscellaneous services	$355			$355
LCC	LEM	Miscellaneous services	$11,754			$11,754
LCC	LCC LLC	Miscellaneous services	$5,153			$5,153
LCC	FCD LLC	Miscellaneous services	$108,550			$108,550

Company Names:
LEL	LG&E Energy LLC
LCC	LG&E Capital Corp.
LG&E Utility	Louisville Gas and Electric Company
Kentucky Utilities	Kentucky Utilities Company
WKEC	Western Kentucky Energy Corp.
Home Services	LG&E Home Services Inc.
KU Solutions	KU Solutions Corporation
LEM	LG&E Energy Marketing Inc.
Services Company	LG&E Energy Services Inc.
LG&E Power Operations	LG&E Power Operations Inc.

Item 4.—SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
Total consolidated capitalization as of June 30, 2004	$71,851,348,000	Line 1
Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)	$10,777,702,200	Line 2
Greater of $50 million or Line 2	$10,777,702,200	Line 3

Total current aggregate investment*: (categorized by major line of energy-related business)
Energy-related business Category—Rule 58(b)(1)(i) (1)	$0
Energy-related business Category—Rule 58(b)(1)(ii) (2)	$0
Energy-related business Category—Rule 58(b)(1)(iv) (3)	$4,179,730
Energy-related business Category—Rule 58(b)(1)(v) (4)	$759,028,244
Energy-related business Category — Rule 58(b)(1)(vii) (5)	$19,976,692
Energy-related business Category — Rule 58(b)(1)(viii) (6)	$72,324,434
Energy-related business Category — Rule 58(b)(1)(ix) (7)	$6,702,866

Total current aggregate investment	$862,211,966	Line 4

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system (line 3 less line 4)	$9,915,490,234	Line 5

*
Includes aggregate investment in energy-related companies made prior to March 24, 1997.

(1)
Rule 58(b)(1)(i)—the rendering of energy management services and demand-side management services.

(2)
Rule 58(b)(1)(ii)—the development and commercialization of electrotechnologies related to energy conservation, storage and conversion, energy efficiency, waste treatment, greenhouse gas reduction, and similar innovations.

(3)
Rule 58(b)(1)(iv)—the sale of electric and gas appliances; equipment to promote new technologies, or new applications for existing technologies, that use gas or electricity; and equipment that enables the use of gas or electricity as an alternate fuel; and the installation and servicing thereof.

(4)
Rule 58(b)(1)(v)—the brokering and marketing of energy commodities, including but not limited to electricity, natural or manufactured gas and other combustible fuels.

(5)
Rule 58(b)(1)(vii)—the sale of technical, operational, management, and other similar kinds of services and expertise, developed in the course of utility operations in such areas as power plant and transmission system engineering, development, design and rehabilitation; construction; maintenance and operation; fuel procurement, delivery and management; and environmental licensing, testing and redemption.

(6)
Rule 58(b)(1)(viii)—the development, ownership or operation of "qualifying facilities," as defined under the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA"), and any integrated thermal, steam host, or other necessary facility constructed, developed or acquired primarily to enable the qualifying facility to satisfy the useful thermal output requirements under PURPA.

(7)
Rule 58(b)(1)(ix)—the ownership, operation and servicing of fuel procurement, transportation, handling and storage facilities, scrubbers, and resource recovery and waste water treatment facilities.
Investments in gas-related companies:
Total current aggregate investment: (categorized by major line of gas-related business)
Gas-related business Category — Rule 58(b)(2)(i) (1)	$0
Gas-related business Category — Rule 58(b)(2)(ii) (2)	$0

Total current aggregate investment	$0

(1)
Rule 58(b)(2)(i)—activities permitted under Section 2(a) of the Gas-Related Activities Act of 1990, 104 Stat. 2810.

(2)
Rule 58(b)(2)(ii)—activities specified in Section 2(b) of the Gas-Related Activities Act of 1990, 104 Stat. 2810.

Item 5.—OTHER INVESTMENTS

Major Line of Energy- Related Business	Other Investment in Last U-9C-3 Report	Other Investment in this U-9C-3	Reason for Difference in Other Investment
Gas related businesses	$22,165,921	$22,180,312	Changes in intercompany advances from 3/31/04 amounts
International investments (Argentine gas distribution and Spanish generation)	$43,854,115	$43,068,534	Changes in intercompany advances from 3/31/04 amounts
Consumer credit investments (LG&E Credit Corp)	$272,009	$270,341	Changes in intercompany advances from 3/31/04 amounts
Investment in special purpose entities used for accounts receivable securitization programs (Louisville Gas & Electric and Kentucky Utilities)	$8,000,000	$0	This program was terminated in January 2004.
Unregulated generation investments	$74,553,708	$83,147,076	Changes in intercompany advances from 3/31/04 amounts.

Item 6.—FINANCIAL STATEMENTS AND EXHIBITS

A.
Financial Statements:

Exhibit A	Financial Statements for Reporting Companies.
	FS-1	LG&E Home Services
	FS-2	LG&E Power Inc. Consolidated
	FS-3	LG&E Energy Marketing Inc.
	FS-4	KU Solutions
	FS-5	LG&E Power Services, Inc.
	FS-6	LG&E Power Operations
	FS-7	Gregory Partners, LLC
	FS-8	Gregory Power Partners, L.P.
	FS-9	LG&E Power Gregory I, Inc.
	FS-10	LG&E Power Gregory II, Inc.
	FS-11	LG&E Power Gregory III, Inc.
	FS-12	LG&E Power Gregory IV, Inc.
	FS-13	FSF Minerals Inc.
	FS-14	LCC LLC
	FS-15	FCD LLC
	FS-16	Westmoreland-LG&E Partners—Rova II

B.
Exhibits:

Exhibit B-1	Copies of contracts required to be provided by Item 3
None
Exhibit B-2	Officer's Certification

SIGNATURE

        The undersigned registered holding companies have duly caused this quarterly report to be signed on their behalf by the undersigned officers thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

E.ON AG E.ON US Holding GmbH E.ON US Investments Corp. LG&E Energy LLC
Date: August 26, 2004	E.ON AG
	By:	/s/ Michael C. Wilhelm
Name: Michael C. Wilhelm Title: Senior Vice President Accounting
	By:	/s/ Karl-Heinz Feldmann
Name: Karl-Heinz Feldmann Title: Senior Vice President Legal Affairs, General Counsel

Exhibit B-2

CERTIFICATE

        I hereby certify that the Form U-9C-3 for E.ON AG for the previous quarter has been provided to the state commissions listed below:

Kentucky Public Service Commission 211 Sower Boulevard Frankfurt, KY 40601
Virginia State Corporation Commission 1300 E. Main Street Richmond, VA 23219
Date: August 26, 2004	E.ON AG
	By:	/s/ Michael C. Wilhelm
Name: Michael C. Wilhelm Title: Senior Vice President Accounting
	By:	/s/ Karl-Heinz Feldmann
Name: Karl-Heinz Feldmann Title: Senior Vice President Legal Affairs, General Counsel

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Table of Contents
  Item 1.—ORGANIZATION CHART
  Item 2.—ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS
  Item 3.—ASSOCIATED TRANSACTIONS
  Part I.—Transactions Performed by Reporting Companies on behalf of Associate Companies.
  Part II—Transactions Performed by Associate Companies on behalf of Reporting Companies.
  Item 4.—SUMMARY OF AGGREGATE INVESTMENT
  Item 5.—OTHER INVESTMENTS
  Item 6.—FINANCIAL STATEMENTS AND EXHIBITS
SIGNATURE
CERTIFICATE